11017304

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549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Ave. Suite 2000
(No. and Street)

Buffalo (City) NY (State) 14202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Randall (716)842-5180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center (Address) Buffalo (City) NY (State) 14203-2879 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Christopher D. Randall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc., as of February 25, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAUREEN A. AULD
Lic. #01AU6005656
Notary Public-State of New York
Qualified in Erie County
My Commission Expires APRIL 20, 2014

[Signature]
Signature

Pres/CEO M&T Securities
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2010
(Dollars in thousands)

Assets:		
Cash on deposit with parent:		
Operating account	$	305
Accounts segregated for customer funds		3,957
Securities owned, at fair value		15,321
Investment in MTB Money Market Mutual Fund		10,349
Furniture and equipment, at cost less accumulated depreciation of $2,389		1,049
Current income taxes receivable from parent		324
Deferred income taxes		2,027
Other assets		9,854
Total assets	$	43,186
Liabilities:		
Due to customers	$	3,957
Due to parent		2,125
Commissions payable		1,941
Other liabilities		3,417
Total liabilities		11,440
Shareholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		27,139
Retained earnings		4,532
Total shareholder's equity		31,746
Total liabilities and shareholder's equity	$	43,186

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year ended December 31, 2010
(In thousands)

Revenues:		
Commissions	$	54,471
Fees		9,064
Trading		6,395
Interest		349
Other		8,738
Total revenues		79,017
Expenses:		
Employee compensation and benefits		46,219
Occupancy		11,903
Clearing broker fees		898
Other		17,104
Total expenses		76,124
Income before income taxes		2,893
Income taxes		1,162
Net income	$	1,731

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2010
(In thousands)

Cash flows from operating activities:	
Net income	$ 1,731
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation expense	1,166
Depreciation and amortization	673
Deferred income tax benefit	(305)
Net change in:	
Trading account	(10,387)
Receivable from broker	7,336
Current income taxes receivable from/ payable to parent	(767)
Other, net	677
Net cash provided by operating activities	124
Cash flows from investing activities:	
Proceeds from sale of investment securities	100
Capital expenditures, net	(182)
Net cash used by investing activities	(82)
Cash flows from financing activities:	
Dividend to parent	(15,000)
Net decrease in cash and cash equivalents	(14,958)
Cash and cash equivalents at beginning of year	25,612
Cash and cash equivalents at end of year	$ 10,654

Supplemental disclosure of cash flow information	
Interest received during the year	$ 241
Income taxes paid to parent during the year	2,234

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2010

		Common stock	Additional paid-in capital	Retained earnings	Total
		(In thousands)			
Balance at January 1, 2010	$	75	25,973	17,801	43,849
Net income		-	-	1,731	1,731
Dividend to parent		-	-	(15,000)	(15,000)
Stock-based compensation expense		-	1,166	-	1,166
Balance at December 31, 2010	$	75	27,139	4,532	31,746

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2010

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or is cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and other fixed income government and corporate securities. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenues in the statement of income. The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in other revenues in the statement of income. As distributor, the Company may maintain an inventory of these issues until sold.

The Company provides mutual fund shareholder services to the MTB Group of Funds, an open-end registered investment company. The associated revenues totaled $254,000 in 2010 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of the operating checking account with M&T Bank and investments in the MTB Money Market Mutual Fund.

Securities owned

Securities owned are classified as trading and are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Investment in MTB Money Market Mutual Fund

The Company invests available funds in excess of anticipated liquidity requirements in the MTB Money Market Mutual Fund. This mutual fund predominately invests in short-term debt obligations issued by the U.S. government and its agencies and corporations, and repurchase agreements secured by these obligations. Valuation of the investment in this mutual fund is considered a Level 1 valuation in the fair value hierarchy established by GAAP. Level 1 valuations are determined from quoted prices in active markets for identical assets. Income earned on the investment is included in interest revenues in the statement of income.

Commissions and clearing broker fees

Commissions from brokerage services and sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Clearing broker fees and other expenses are recognized as incurred.

2. Summary of significant accounting policies, continued

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income and totaled $1,166,000 in 2010. As of December 31, 2010, outstanding stock options and restricted stock awards granted to the Company's employees totaled 260,972 (of which 214,975 were exercisable) and 34,609, respectively.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State and New York City income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files income tax returns in over thirty states and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Securities owned

The Company maintains a trading inventory of municipal notes and bonds as both principal and riskless principal. The fair value of these securities totaled $7,346,000 at December 31, 2010.

The Company also owns municipal auction rate securities for investment purposes totaling $7,975,000 at December 31, 2010. The fair value of these securities approximated their cost basis. Of these securities, $100,000 mature in 2020 and $7,875,000 mature in later years.

Valuations of securities owned by the Company have been classified as Level 2 in the fair value hierarchy established by GAAP. Level 2 valuations are determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

4. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits for the defined benefit plan accrue to participants based on their level of compensation and number of years of service. Amounts contributed to that plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense related to the defined benefit plan recognized by the Company in 2010 was $660,000. Amounts contributed to the noncontributory defined contribution pension plan are based on an individual participant's total compensation (generally defined as total wages, incentive compensation, commissions and bonuses) and years of service. Expense recorded by the Company in 2010 related to the defined contribution plan was $891,000. Expenses related to the pension plans are included in employee compensation and benefits expenses in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. Net postretirement benefits expense recognized by the Company in 2010 was $129,000. Such expense is included in employee compensation and benefits expenses.

4. Pension plans and other postretirement benefits, continued

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. The Company's contributions to the Savings Plan totaled $1,400,000 in 2010 and are included in employee compensation and benefits expenses.

5. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$1,153
State and city	314
Total current	1,467
Deferred	
Federal	(245)
State and city	(60)
Total deferred	(305)
Total income tax expense	$1,162

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$1,013
State and city income taxes, net of federal income tax effect	165
Stock-based compensation	55
Tax exempt interest	(104)
Other	33
	$1,162

5. Income taxes, continued

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,652
Intangible assets	288
Incentive compensation plans	190
Total deferred tax assets	2,130
Depreciation and amortization	(103)
Total deferred tax liabilities	(103)
Net deferred tax asset	$2,027

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains a checking account with M&T Bank. When available, funds are invested in the MTB Money Market Mutual Fund, a mutual fund managed by MTB Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under rule 15c3-3 of the SEC and to facilitate other customer transactions.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2010 related to premises of M&T Bank occupied by the Company totaled $10,442,000, and was equal to 20% of adjusted gross commission income earned by the Company from sales at certain banking offices, less sales management, marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expense related to those facilities amounted to $1,271,000 in 2010.

6. Related party transactions, continued

Due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $180,000 in 2010 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $51,000 in 2010 and were included in other expenses in the statement of income.

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $7,936,000 in 2010.

7. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $24,206,000 at December 31, 2010, which was $23,443,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.47 to 1 at December 31, 2010.

8. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

8. Contingent liabilities, continued

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010
(In thousands)

Net capital

Shareholder's equity	$	31,746
Adjustment for non-allowable assets:		
Deferred income taxes		2,027
Furniture and equipment		1,049
Various asset accounts not offset against related liabilities		2,606
Net capital before haircut on securities positions		26,064
Haircut on securities positions		1,858
Net capital		24,206
Required net capital (6 2/3% of aggregate indebtedness of $11,440)		763
Excess net capital	$	23,443

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2010, submitted on January 26, 2011.

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2010

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.

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M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2010

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, cash flows and changes in shareholder's equity present fairly, in all material respects, the financial position of M&T Securities, Inc. (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us